
September 14, 2011

Via E-Mail
John Wood, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

Re: **Respect Your Universe, Inc.**
        Registration Statement on Form S-1
        Filed August 19, 2011
        File No. 333-176411

Dear Mr. Wood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Incorporation By Reference, page 30

1.   It appears you have conducted a penny stock offering within the last three years. Please explain to us why you believe you are able to incorporate by reference information from your prior periodic reports into your Form S-1. See General Instruction VII.D.1(c) of Form S-1. Otherwise, please revise your registration statement to provide the information required in Form S-1.

Part II
Exhibits, page 41

2.   Please revise to provide an exhibit to your registration statement containing your financial statements and any applicable financial statement schedules in interactive data format. See Item 601(b)(101) of Regulation S–K.

Signatures, page 45

3.   The signature page of your Form S-1 does not indicate that the principal executive officer, the principal financial officer, or the controller or principal accounting officer have signed in those capacities. Please revise your signature page to indicate each capacity in which the officer(s) signs the registration statement following the Power of Attorney paragraph.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director